EXHIBIT 22.1

PHOTOMEDEX, INC.
a Delaware corporation

LIST OF SUBSIDIARIES
(as of December 31, 2009)

Diversified Properties and Equity Group, Inc., a Pennsylvania corporation**

Next Derm, Inc., a Delaware corporation**

Laser Analytics, Inc., a Massachusetts corporation**

Laser Photonics, Inc., a Delaware corporation** (dissolved)

LightSource Laboratories Ltd., a company organized under the laws of England and Wales**

Photo Therapeutics, Inc., a Delaware corporation

Photo Therapeutics Limited, a company organized under the laws of England and Wales

ProCyte Corporation, a Washington corporation

SLT Properties, Inc., a Delaware corporation**

SLT Rentals, Inc., a Delaware corporation**

SLT Technology, Inc., a Delaware corporation**

Surgical Innovations & Services, Inc., a Delaware corporation*

Surgical Laser Technologies, Inc., a Delaware corporation*

* Merged into PhotoMedex, Inc. on November 18, 2004.

** Inactive.

E-22.1